

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

October 7, 2008

By U.S. mail and facsimile

Mr. Scott T. Macomber
Chief Financial Officer
NovaMed, Inc.
980 North Michigan Avenue, Suite 1620
Chicago, Illinois 60611

   Re: **NovaMed, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2007
       Filed March 17, 2008
       File No. 000-26625

Dear Mr. Macomber:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Ryan C. Milne
           Accounting Branch Chief